FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending 15 February 2019

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x

 GlaxoSmithKline plc (the 'Company')
Vesting of Conditional Share Awards

This notification sets out the vesting details of Deferred Bonus Awards over Ordinary Shares and American Depositary Shares ('ADS') made in 2016 under the GlaxoSmithKline 2009 Deferred Annual Bonus Plan ('DABP') and the associated Matching Awards, which were subject to relevant business performance conditions.  The three-year performance period for the 2016 Matching Awards commenced on 1 January 2016 and ended on 31 December 2018 and the restricted period has come to an end.

The Remuneration Committee decided to increase the Adjusted Free Cash Flow ('AFCF') target and associated vesting scale for the 2016 DABP Matching Awards to reduce the level of outperformance attributable to the original timing assumption for the Loss of Advair Exclusivity.  The outcome in the table below under AFCF reflects the increased target.

The performance measure vesting details are as follows:

		Outcome and Vesting Level
Portion of the Award	Measure and Outcome	% of maximum	% of award
1/3rd	Adjusted Free Cash Flow - For the three-year period, the Company achieved Adjusted Free Cash Flow calculated in accordance with the principles for the measure of £13.18bn, which is above the threshold level of £11.57bn (see above). An increase of £0.22bn has been applied to the threshold.	77	25.67
1/3rd	Total Shareholder Return - For the three years ending 31 December 2017, the Company's Total Shareholder Return ranked 6th, which is below the threshold vesting level against a comparator group of 10 global pharmaceutical companies including GSK.	0	0
1/3rd	R&D New Products - For the three-year period, the Company achieved New Product sales calculated in accordance with the principles for the measure of £10.435bn, which is above the maximum vesting level of £8.532bn. The threshold level was £6.980bn.	100	33.33
	Total vesting for 2016 award Lapsed		59% 41%

The notifications that follow are for awards made to Persons Discharging Managerial Responsibilities ('PDMRs'). They show the vesting of the Deferred Bonus Awards including dividends accrued, and the proportion vesting of the associated Matching Awards i.e., conditional awards that vested according to performance, including dividends accrued on those vesting shares, on 14 February 2019. The balance of these awards made to each PDMR has lapsed.

The closing prices of an Ordinary Share and of an ADS of GlaxoSmithKline plc at the point of vesting on 14 February 2019 were £15.66 and $40.86 respectively.

2017 DABP matching awards

The Remuneration Committee reviewed the 2017 DABP matching awards and agreed to adjust the AFCF target for the awards.  Details of the targets and performance against them will as usual be provided in the Company's Remuneration Report.

Transaction notification

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms E Walmsley
b)	Position/status	Chief Executive Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary Shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2016 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	32,596 (Deferred)
		£0.00	19,234 (Matching)
d)	Aggregated information Aggregated volume Price	51,830 £0.00
e)	Date of the transaction	2019-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr R Connor
b)	Position/status	President, Global Vaccines
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2016 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	11,073 (Deferred)
		£0.00	6,534 (Matching)
d)	Aggregated information Aggregated volume Price	17,607 £0.00
e)	Date of the transaction	2019-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr S Dingemans
b)	Position/status	Chief Financial Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2016 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	43,044 (Deferred)
		£0.00	25,398 (Matching)
d)	Aggregated information Aggregated volume Price	68,442 £0.00
e)	Date of the transaction	2019-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr N Hirons
b)	Position/status	SVP, Global Ethics and Compliance
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2016 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	15,914 (Deferred)
		£0.00	9,392 (Matching)
d)	Aggregated information Aggregated volume Price	25,306 £0.00
e)	Date of the transaction	2019-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr D Redfern
b)	Position/status	Chief Strategy Officer
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2016 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	20,254 (Deferred)
		£0.00	11,952 (Matching)
d)	Aggregated information Aggregated volume Price	32,206 £0.00
e)	Date of the transaction	2019-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Mr P Thomson
b)	Position/status	President, Global Affairs
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2016 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	9,064 (Deferred)
		£0.00	5,349 (Matching)
d)	Aggregated information Aggregated volume Price	14,413 £0.00
e)	Date of the transaction	2019-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

1.	Details of PDMR/person closely associated with them ('PCA')
a)	Name	Ms C Thomas
b)	Position/status	SVP, Human Resources
c)	Initial notification/ amendment	Initial notification
2.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	GlaxoSmithKline plc
b)	LEI	5493000HZTVUYLO1D793
3.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transaction(s) has been conducted
a)	Description of the financial instrument	Ordinary shares of 25 pence each ('Ordinary Shares') ISIN: GB0009252882
b)	Nature of the transaction	The number of Ordinary Shares released on awards granted in 2016 under the Company's 2009 Deferred Annual Bonus Plan-Deferred Bonus and Matching Awards.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£0.00	29,636 Deferred)
		£0.00	17,488 (Matching)
d)	Aggregated information Aggregated volume Price	47,124 £0.00
e)	Date of the transaction	2019-02-14
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: February 15, 2019

By: VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc